STATEMENT OF INVESTMENTS
Dreyfus Premier Small Cap Equity Growth Fund
December 31, 2007 (Unaudited)

Common Stocks--98.5%	Shares	Value ($)
Consumer Discretionary--18.0%		
Bluefly	192,900 a,b	142,746
Carter's	6,600 b	127,710
Charter Communications, Cl. A	104,735 a,b	122,540
Denny's	37,820 a,b	141,825
Einstein Noah Restaurant Group	9,525 b	172,879
GSI Commerce	6,900 b	134,550
Jamba	38,490 a,b	142,413
Panera Bread, Cl. A	4,000 a,b	143,280
Ruth's Chris Steak House	7,500 b	67,050
Value Line	3,120	125,611
		1,320,604
Energy--2.8%		
Atwood Oceanics	2,085 b	**209,000**
Financial--10.8%		
Canaccord Capital	7,820	120,502
E*TRADE FINANCIAL	31,535 a,b	111,949
Epoch Holding	15,304 a	229,560
Security Capital Assurance	34,665	134,847
Waddell & Reed Financial, Cl. A	5,550	200,300
		797,158
Health Care--11.6%		
A.D.A.M.	20,755 b	173,719
Alfacell	10,800 a,b	18,576
Cell Genesys	10,900 b	25,070
Dendreon	3,800 a,b	23,636
Favrille	9,300 a,b	14,508
Introgen Therapeutics	9,860 a,b	28,890
Luminex	11,550 a,b	187,572
Orthofix International	2,700 b	156,519
Regeneron Pharmaceuticals	2,225 b	53,734
Third Wave Technologies	17,510 b	168,972
		851,196
Industrial--22.7%		
Actuant, Cl. A	5,600	190,456
American Superconductor	3,225 a,b	88,172
Ceradyne	1,575 b	73,915
Coeur d'Alene Mines	49,035 a,b	242,233
Curtiss-Wright	3,300	165,660
Flow International	19,135 b	178,338
Genesee & Wyoming, Cl. A	5,000 b	120,850
Harbin Electric	4,500 b	116,730
Hurco Cos.	3,454 b	150,767
MKS Instruments	8,645 b	165,465
Nordson	3,050	176,778
		1,669,364
Information Technology--24.6%		
Commvault Systems	7,235 b	153,237
Digital River	3,420 b	113,099
F5 Networks	5,095 b	145,309
Foundry Networks	9,100 b	159,432
Internap Network Services	12,220 b	101,793
Kaboose	68,475 b	177,239

Local.com	38,925 a,b	187,229
StockerYale	59,725 a,b	55,544
Synaptics	2,340 b	96,314
Teradyne	9,760 b	100,918
TheStreet.com	13,900	221,288
ValueClick	7,380 b	161,622
WebMD Health, Cl. A	3,400 a,b	139,638
		1,812,662
Materials--2.1%		
RTI International Metals	2,200 b	**151,646**
Telecommunications--5.9%		
8x8	162,395 a,b	144,532
Harmonic	14,179 b	148,596
Mattson Technology	16,450 b	140,812
		433,940
Total Common Stocks		
(cost $7,305,369)		**7,245,570**

**Investment of Cash Collateral for
Securities Loaned--29.6%**

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $2,179,744)	2,179,744 b	**2,179,744**
Total Investments (cost $9,485,113)	**128.1%**	**9,425,314**
Liabilities, Less Cash and Receivables	**(28.1%)**	**(2,069,100)**
Net Assets	**100.0%**	**7,356,214**

a   All or a portion of these securities are on loan. At December 31, 2007, the total market value of the fund's securities on
    loan is $1,515,536 and the total market value of the collateral held by the fund is $2,179,744.
b   Non-income producing security.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
 and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.